UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-36306
CUSIP NUMBER 269796108

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN

☐ Form N-CSR

For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Eagle Pharmaceuticals, Inc. Full Name of Registrant

N/A Former Name if Applicable

50 Tice Boulevard, Suite 315 Address of Principal Executive Office (Street and Number)

Woodcliff Lake, NJ 07677 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Eagle Pharmaceuticals, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”). The Company is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense because it requires additional time to complete the preparation of its financial statements and assessment of the Company’s internal control over financial reporting, including as it relates to a business combination that occurred during 2022. As a result of the foregoing, Ernst & Young, LLP, the Company’s independent registered public accounting firm, has not yet completed its audit procedures.

Based on currently available information and subject to the completion of the preparation of the Company's financial statements and assessment of the Company’s internal control over financial reporting and completion of the audit thereof, the Company does not anticipate any material changes to the information reported on the Form 8-K furnished by the Company with the Securities and Exchange Commission on March 13, 2023. The Company anticipates that the Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date, but can provide no assurance that it will be able to file by such time.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Scott Tariff	201	326-5300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 13, 2023, the Company furnished a Current Report on Form 8-K to the Securities and Exchange Commission that included a press release announcing the Company’s unaudited financial results for the fourth quarter and year ended December 31, 2022, including the following:

•	Total revenue for the 12 months ended December 31, 2022 was $316.6 million, compared to $171.5 million in 2021, an increase of 84.6%.
•	Net income for the 12 months ended December 31, 2022 was $35.6 million, or $2.76 per basic and $2.73 per diluted share, compared to net loss of $(8.6) million, or $(0.66) per basic and diluted share in 2021.
•	Cash and cash equivalents were $55.3 million, net accounts receivable was $72.4 million, and total debt was $63.8 million, as of December 31, 2022.
•	Gross margin was 70% for 12 months ended December 31, 2022, compared to 75% in 2021.
•	Research and development expense for the 12 months ended December 31, 2022 was $34.1, compared to $51.3 million in 2021.
•	Selling, general and administrative expense for the 12 months ended December 31, 2022 was $106.6 million, compared to $75.3 million in 2021.

The foregoing financial information is unaudited and subject to change in connection with the completion of the preparation of the Company’s financial statements and assessment of the Company’s internal controls over financial reporting and completion of the audit thereto, and actual results may vary from the foregoing.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “will,” “expect” and similar terms and phrases are used in this Form 12b-25 to identify forward-looking statements, including statements regarding the Company’s ability to file the 2022 Form 10-K within the time period prescribed by Rule 12b-25, the Company’s expectations regarding its financial results for the fiscal year ended December 31, 2022, including the expectation that there will be no material changes to the information reported on the Company’s Form 8-K furnished with the SEC on March 13, 2023. Many factors could cause actual results and future events to differ materially from the forward-looking statements, including, among other things, the completion of the preparation of the financial statements and procedures related to the Company’s internal control over financial reporting, the discovery of additional information relevant to the audit, and the risks and uncertainties set forth in the sections entitled “Risk Factors” in the Company's Annual Report for the year ended December 31, 2021 filed with the SEC on March 8, 2022, and in its subsequent Quarterly Reports on Form 10-Q and other filings with the SEC. These forward-looking statements are based on management's expectations as of the date of this filing. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements other than as required by applicable law. The Company does not give any assurance that it will achieve its expectations.

Eagle Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2023	By:	/s/ Scott Tarriff
	Name:	Scott Tarriff
	Title:	Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).